Exhibit 99.3

August 5, 2022

Reference: 88902/92
TC Energy Corporation 450 – 1 Street S.W. Calgary, Alberta, Canada T2P 5H1

Re: TC Energy Corporation (the "Issuer")

Dear Ladies and Gentlemen:

We hereby consent to the references to our firm name on the cover page and under the captions "Interests of Experts", "Documents Filed as Part of the Registration Statement" and "Legal Matters" and to the reference to our firm name and the use of our opinion under the captions "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the prospectus supplement included as part of the registration statement on Form F-10 (Registration No. 333-252123) of the Issuer.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Yours very truly,

(signed) "Blake, Cassels & Graydon LLP"

Blake, Cassels & Graydon LLP